July 23, 2015

Melissa Raminpour

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Partners L.P.
Form 20-F for the Year Ended December 31, 2014
Filed March 13, 2015
File No. 001-33811

Dear Ms. Raminpour,

As outside counsel to, and on behalf of, Navios Maritime Partners L.P. (the “Company”), we respond as follows to the Staff’s legal comments dated July 10, 2015 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 20-F for the Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

F. Contractual Obligations and Contingencies, Page 63

1. Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flows, it appears that interest payments should be disclosed. You may either disclose estimated interest payments in the table of contractual obligations or in a footnote to the table. Additionally, please disclose any assumptions used to arrive at the estimated amounts based on variable rates. Please refer to Item 5.F of the General Instructions to Form 20-F.

Response: In response to the Staff’s comment, the Company will revise its disclosure in its future filings, beginning with its interim report for the six months ended June 30, 2015 on Form 6-K, to include estimated interest payments in a footnote to the table of contractual obligations and will include disclosure regarding any significant assumptions used to calculate such amounts.

July 23, 2015

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

July 23, 2015

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Partners L.P. (the “Company”), pursuant to the Staff’s request in its letter dated July 10, 2015, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou